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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated October 8, 2002 announcing PROPOSAL TO ELECT TELIASONERA BOARD MEMBERS.

        1(3)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

October 8, 2002 at 4.50 p.m.

PROPOSAL TO ELECT TELIASONERA BOARD MEMBERS

        In relation to the notice to the extraordinary general meeting of Telia AB on 4 November 2002, formally announced on 4 October, and in accordance with the shareholders agreement relating to Telia AB between the Swedish State and the State of Finland, it is hereby noted that the following persons are nominated to be elected as members of the Board of Telia AB (TeliaSonera): Tapio Hintikka, Lars-Eric Petersson, Carl Bennet, Ingvar Carlsson, Eva Liljeblom, Caroline Sundewall, Roger Talermo, Tom von Weymarn, Anders Igel. This proposal has the support of the Swedish State, holding 70.6 percent of the shares in Telia AB. These nominations will be dealt with during item 11 c) of the agenda to the extraordinary general meeting. It is proposed that the election of persons nominated to be elected members of Telia's board be valid on conditions that the merger is completed between Telia and Sonera, and that it be effective as of the merger.

        The following is a brief description of the proposed board members:

        Tapio Hintikka: Proposed Chairman of the Board. Chairman of the Board of Sonera since 2001. President and CEO of Hackman Oyj Abp. Born 1942.

        Lars-Eric Petersson: Proposed Deputy Chairman of the Board. Chairman of the Board of Telia since 2000. President and CEO of Skandia. Member of the board of directors of Skandia. Chairman of the board of the National Agency for Higher Education. Born 1950.

        Carl Bennet: Elected to the Board of Telia in 2000. Chairman of the boards of Boliden, Elanders, Getinge, Halmstad University, Lifco, Scanrec and Sorb Industri. Member of the boards of AMS (the National Labor Market Board) and SNS (Center for Business and Policy Studies). Born 1951.

        Ingvar Carlsson: Elected to the Board of Telia in 2000. Former Prime Minister of Sweden. Chairman of the board of the Swedish Foundation for Strategic Research. Born 1934.

        Eva Liljeblom: Elected to the Board of Sonera in 2001. Professor of Finance and Head of the department of finance and statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland. Born 1958.

        Caroline Sundewall: Elected to the Board of Telia in 2001. Independent business consultant. Member of the boards of Lifco and Strålfors. Born 1958.

        Roger Talermo: Elected to the Board of Sonera in 2001. President and CEO of the Amer Group Plc. Born 1955.

        Tom von Weymarn: Elected to the Board of Sonera in 2001. President and CEO of Oy Rettig Ab. Born 1944.

        Anders Igel: President and CEO of Telia. Elected to the Board of Telia in 1999. Born 1951.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President,
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

For Further information:
Telia's Press Office
phone: +46 8 713 58 30

Forward-Looking Statements

        This press release contains forward-looking statements regarding the timing of Telia's exchange offer to Sonera's shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia's and Sonera's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE October 8, 2002 at 4.50 p.m. PROPOSAL TO ELECT TELIASONERA BOARD MEMBERS
SIGNATURES